EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2018 Consolidated Financial Statements
September 30, 2018

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended September 30, 2018 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2018
Earnings coverage on long-term debt and current liabilities	2.2 times
Earnings coverage on long-term debt and current liabilities excluding a net loss on the Sale of Assets and Energy East impairment charge during the twelve-month period ended September 30, 2018	2.7 times*

The Corporation’s interest obligations for the twelve-month period ended September 30, 2018 amounted to approximately $2.364 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $5.174 billion for the twelve-month period ended September 30, 2018, which is 2.2 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended September 30, 2018 amounted to approximately $2.364 billion. The Corporation’s earnings before interest expense and income taxes excluding a net loss on the Sale of Assets and Energy East impairment charge totalling $1.114 billion, amounted to approximately $6.288 billion for the twelve-month period ended September 30, 2018, which is 2.7 times the Corporation’s interest requirements for that period.